As filed with the Securities and Exchange Commission on November 14, 2019

1933 Act File No. 333-227489

1940 Act File No. 811-22673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[    ]        Pre-Effective  Amendment No.

[X]        Post-Effective Amendment No. 1

and

[X]        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]        Amendment No. 12

PIMCO DYNAMIC INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered in connection with a dividend reinvestment plan, check the following box [X].

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-227489 and 811-22673) of PIMCO Dynamic Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibit h filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for the fiscal years ended June 30, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed August 28, 2019 (File No. 811-22673):

Consolidated Schedule of Investments as of June 30, 2019

Consolidated Statement of Assets and Liabilities as of June 30, 2019

Consolidated Statement of Operations for the fiscal year ended June 30, 2019

Consolidated Statements of Changes in Net Assets for the years ended June 30, 2019, 2018, 2017 and 2016; the fiscal period from April 1, 2015 to June 30, 2015; and the year ended March 31, 2015

Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2019

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated August 23, 2019

2.	Exhibits:

a.1	Amended and Restated Agreement and Declaration of Trust dated May 7, 2012. (1)

a.2	Notice of Change of Trustee and Principal Address dated September 5, 2014. (2)

a.3	Notice of Change of Trustees dated January 16, 2019 (3)

b.	Amended and Restated Bylaws of Registrant dated May 7, 2012. (1)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant. (1)

d.3	Form of Share Certificate of the Common Shares. (1)

e.	Terms and Conditions of the Dividend Reinvestment Plan. (3)

f.	None.

g.1	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014. (2)

g.2	Investment Management Agreement between PDILS I LLC and PIMCO Investment Management Company LLC dated May 8, 2018. (3)

h.	Capital on Demand™ Amended and Restated Sales Agreement between Registrant and JonesTrading Institutional Services LLC. *

i.	None.

j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co. dated April 16, 2012. (2)

j.2	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co. dated September 5, 2014. (2)

k.1	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016. (2)

k.2	Support Services Agreement between Registrant and PIMCO Investments LLC dated April 4, 2012, as amended May 23, 2012, January 4, 2013 and September 5, 2014. (2)

k.3	Amendment to Transfer Agency and Registrar Services Agreement dated December 13, 2018. (3)

l.	Opinion and Consent of Ropes & Gray LLP. (3)

m.	None.

n.	Consent of independent registered public accounting firm. (3)

o.	None.

p.	Subscription Agreement of Allianz Asset Management of America L.P. (1)

q.	None.

r.1	Code of Ethics of Registrant. (2)

r.2	Code of Ethics of Pacific Investment Management Company LLC. (3)

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers. (3)

s.1	Power of Attorney for Sarah Cogan, Deborah A. DeCotis, David Fisher, Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport. (3)

s.2	Power of Attorney for Eric D. Johnson. (3)

s.3	Power of Attorney for Bradley A. Todd. (3)

z.1	Form of Prospectus Supplement for “at the market” offering. (3)

(1)	Incorporated by reference to Pre-Effective Amendment No. 3 the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-179887 and 811-22673 (filed on May 11, 2012).

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration No. 333-215573 and 811-22673 (filed on March 23, 2017).

(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration No. 333-227489 and 811-22673 (filed on November 4, 2019).

*	Filed herewith.

Item 26:	Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s common shares filed herewith and the section entitled “Plan of Distribution” contained in the Registrant’s Prospectus, filed as Part A of the Registrant’s Registration Statement incorporated herein by reference.

Item 27:	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$72,679
Financial Industry Regulatory Authority, Inc. Fees	$84,500
Printing and Engraving Expenses	$41,000
Legal Fees	$60,000
New York Stock Exchange Fees	$42,000

Accounting Expenses	$15,000
Transfer Agent Fees	$0
Marketing Expenses	$0
Miscellaneous Expenses	$0

Total	$315,179

Item 28:	Persons Controlled by or under Common Control with Registrant

Registrant owns 100% of the following consolidated subsidiary: PDILS I LLC, a Delaware limited liability company.

Item 29:	Number of Holders of Securities

At September 30, 2019:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	103

Item 30:	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser

Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, and Allianz Global Investors Fund Management LLC, 1633 Broadway, New York, NY 10019.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1.

Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a.

For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.

For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Dynamic Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington in the District of Columbia on the 14th day of November, 2019.

PIMCO DYNAMIC INCOME FUND

By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

Eric D. Johnson*	President (Principal Executive Officer)	November 14, 2019
Eric D. Johnson

Bradley A. Todd*	Treasurer (Principal Financial & Accounting Officer)	November 14, 2019
Bradley A. Todd

Sarah E. Cogan*	Trustee	November 14, 2019
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	November 14, 2019
Deborah A. DeCotis

Bradford K. Gallagher*	Trustee	November 14, 2019
Bradford K. Gallagher

James A. Jacobson*	Trustee	November 14, 2019
James A. Jacobson

Hans W. Kertess*	Trustee	November 14, 2019
Hans W. Kertess

John C. Maney*	Trustee	November 14, 2019
John C. Maney

William B. Ogden, IV*	Trustee	November 14, 2019
William B. Ogden, IV

Alan Rappaport*	Trustee	November 14, 2019
Alan Rappaport

David Fisher*	Trustee	November 14, 2019
David Fisher

*By:	/s/ Adam T. Teufel
Adam T. Teufel as attorney-in-fact

*

Pursuant to powers of attorney filed on November 4, 2019 with the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-227489 and 811-22673.

INDEX OF EXHIBITS

Exhibit	Exhibit Name
h.	Capital on Demand™ Amended and Restated Sales Agreement between Registrant and JonesTrading Institutional Services LLC.